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                             May 19, 2020

       Adam Clammer
       President
       Nebula Parent Corp.
       Four Embarcadero Center, Suite 2100
       San Francisco, CA 94111

                                                        Re: Nebula Parent Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 13, 2020
                                                            File No. 333-237264

       Dear Mr. Clammer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Material U.S. Federal Income Tax Considerations, page 139

   1. Refer to your response to comment 7. Please explicitly state that the disclosure in the tax consequences section is
the opinion of named counsel and identify each material tax
                                                        consequence being
opined upon. Additionally, briefly explain why counsel is opining that the transaction
"should" be a tax-deferred contribution and describe the degree of uncertainty.
       Information About Open Lending
       AmTrust Agreement, page 159

   2. We note your revised disclosure on page 159 and 160 regarding your AmTrust Agreement
 Adam Clammer
Nebula Parent Corp.
May 19, 2020
Page 2
         and the CNA Agreement. Please disclose whether the Business Combination will qualify as a change of control under the AmTrust Agreement or the CNA
Agreement.
Annexes
Annex A: Business Combination Agreement, page A-1

3. Please include the amendments to the Business Combination Agreement and the amended
         Founders Support Agreement as annexes to your proxy statement/prospectus.
       You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.



FirstName LastNameAdam Clammer                            Sincerely,
Comapany NameNebula Parent Corp.
                                                          Division of
Corporation Finance
May 19, 2020 Page 2                                       Office of Finance
FirstName LastName